FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November, 2005
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.
(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item	Page
Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Third Quarter Financial
Results	3

Signatures	10

2

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Third Quarter Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2005 THIRD QUARTER FINANCIAL RESULTS
Company continues to move along a path of profitability,
Pay TV and Broadcast Divisions consistently outperform last two years
Buenos Aires, November 18, 2005 – Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced financial results for the three and nine-month periods ended September 30, 2005. As previously announced, the Company finalized the sale of its TV Broadcast operation, Chilevision, on April 18. In addition, on May 6, Claxson completed the sale of the language localization operations of The Kitchen. In accordance with applicable accounting principles, the assets, liabilities and operations of Chilevision and the language localization operations of The Kitchen were reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company until the time of their sale.
Financial Highlights
Third Quarter 2005
Net revenue for the third quarter of 2005 was $21.4 million, a 29% increase from net revenue of $16.6 million for the third quarter of 2004. Operating expense for the three months ended September 30, 2005 was $16.4 million, a 15% increase from the $14.3 million for the third quarter of 2004. Operating income was $4.9 million for the three-month period ended September 30, 2005 compared to $2.2 million for the three-month period ended September 30, 2004. Foreign currency exchange loss for the three-month period ended September 30, 2005 was $0.8 million compared to a foreign exchange loss of $0.2 million for the three-month period ended September 30, 2004. Net income from continuing operations for the three months ended September 30, 2005 was $2.4 million ($0.12 per common and $0.11 per diluted share), compared to $1.7 million ($0.09 per common and $0.08 per diluted share) for the same period in 2004. Net income for the three months ended September 30, 2005 was $2.6 million ($0.12 per common and diluted share), compared to $1.9 million ($0.10 per common and diluted share) for the same period in 2004.
During the third quarter of 2005, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar appreciated 3% and 12%, respectively, versus the same period in 2004.
First Nine Months of 2005
Net revenue for the nine-month period ended September 30, 2005 was $58.2 million, a 24% increase compared to $47.1 million for the same period in 2004. Operating expense for the nine-month period ended September 30, 2005 was $46.7 million, a 12% increase compared to $41.6 million in the same period of 2004. Operating income was $11.5 million for the nine-month period ended September 30, 2005 compared to $5.6 million for the same period in 2004. Foreign currency exchange gain for the nine-month period ended September 30, 2005 was $0.3
Continued...

3

Claxson Reports 2005 Third Quarter Results	Page 2
million, a $0.8 million difference with the $0.5 million foreign currency exchange loss for the same period of 2004. Net income from continuing operations for the nine-month period ended September 30, 2005 was $7.5 million ($0.37 per common and $0.34 per diluted share), versus $4.1 million ($0.21 per common and $0.20 per diluted share) for the same period in 2004. Net income for the nine-month period ended September 30, 2005 was $5.2 million ($0.25 per common and $0.24 per diluted share), versus $4.4 million ($0.23 per common and $0.22 per diluted share) for the same period in 2004.
During the nine-month period ended September 30, 2005, the average exchange rate of the Chilean currency compared to the U.S. dollar appreciated 7%, while the Argentine currency appreciated 1% versus the same period in 2004.
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended September 30, 2005
Pay TV	$14,870	$10,037	$628	$10,665	$4,205
Broadcast	6,404	3,818	496	4,314	2,090
Broadband & Internet	11	385	—	385	(374)
Corporate	73	1,047	—	1,047	(974)

Total	$21,358	$15,287	$1,124	$16,411	$4,947

2004
Pay TV	$12,281	$9,013	$743	$9,756	$2,525
Broadcast	4,256	2,798	388	3,186	1,070
Broadband & Internet	19	265	—	265	(246)
Corporate	—	1,117	—	1,117	(1,117)

Total	$16,556	$13,193	$1,131	$14,324	$2,232

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Nine Months Ended September 30, 2005
Pay TV	$41,144	$29,183	$1,632	$30,815	$10,329
Broadcast	16,792	10,540	1,418	11,958	4,834
Broadband & Internet	71	830	—	830	(759)
Corporate	217	3,103	—	3,103	(2,886)

Total	$58,224	$43,656	$3,050	$46,706	$11,518

2004
Pay TV	$34,888	$26,331	$2,263	$28,594	$6,294
Broadcast	12,180	7,949	1,206	9,155	3,025
Broadband & Internet	76	805	7	812	(736)
Corporate	—	3,021	—	3,021	(3,021)

Total	$47,144	$38,106	$3,476	$41,582	$5,562
“We are really proud of the overall results for the third quarter and first nine months of 2005. Our net revenues improved significantly compared to last year and, in spite of higher operating expenses, we delivered a larger net profit,” said Roberto Vivo, Chairman and CEO. “We’re especially pleased with the performance of the broadcasting and pay TV units, as they continue to outperform last years’ results on a year-to-date basis. This consistent performance puts us in a position to face future challenges as well as to take advantage of growth opportunities.”

Claxson Reports 2005 Third Quarter Results	Page 3
PAY TV
Net revenue for the third quarter of 2005 was $14.9 million, a 21% increase from net revenue of $12.3 million for the third quarter of 2004. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to advertising. Net revenue for the nine-month period ended September 30, 2005 was $41.1 million compared to $34.9 million for the same period of 2004. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to advertising and content and production services sold to third parties.
Operating expense (before depreciation and amortization) for the third quarter of 2005 was $10.0 million compared to $9.0 million for the same period in 2004. The increase is principally attributable to higher programming expenditures as a result of increased original productions. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2005 was $29.2 million compared to $26.3 million for the same period of 2004 primarily as a result of higher programming expenditures.
Operating income for the third quarter of 2005 was $4.2 million compared to operating income of $2.5 million for the same period in 2004. Operating income for the nine-month period ended September 30, 2005 was $10.3 million compared to $6.3 million for the same period of 2004.
As of September 30, 2005, the Company’s owned basic and premium channels reached 49.9 million aggregate subscribers, a 20% growth compared to its subscriber base as of September 30, 2004. Playboy TV, FTV, and Retro were the Company’s channels that reported the strongest growth compared to the same period in 2004.
BROADCAST RADIO
Net revenue for the third quarter of 2005 was $6.4 million, a 49% increase from net revenue of $4.3 million for the third quarter of 2004. The increase is primarily attributable to an increase in Radio Chile’s audience share to 38% as compared to 37% in the 2004 period as well as a 12% appreciation in the Chilean peso as compared to 2004. Net revenue for the nine-month period ended September 30, 2005 was $16.8 million compared to $12.2 million for the same period of 2004. The increase is primarily attributable to improved audience share in Chile as well as an 7% appreciation in the Chilean peso as compared to 2004.
Operating expense (before depreciation and amortization) for the third quarter of 2005 was $3.8 million compared to $2.8 million for the same period in 2004. The increase is due to the appreciation of the Chilean peso, the increase in sales and marketing costs directly related to the increase in revenues, as well as increased production costs. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2005 was $10.5 million compared to $7.9 million for the same period of 2004. As was the case in the third quarter, this increase is due to the appreciation of the Chilean Peso, the increase in sales and marketing costs and the increased production expenditures.
Operating income for the third quarter of 2005 was $2.1 million, compared to $1.1 million for the same period in 2004. Operating income for the nine-month period ended September 30, 2005 was $4.8 million compared to $3.0 million for the same period of 2004.
BROADBAND & INTERNET
Net revenue for the third quarter of 2005 decreased to $11,000 from $19,000 for the third quarter of 2004. Net revenue for the nine-month period ended September 30, 2005 remained practically unchanged at $71,000.

Claxson Reports 2005 Third Quarter Results	Page 4
Operating expense (before depreciation and amortization) for the third quarter of 2005 was $0.4 million compared to $0.3 million for the same period in 2004. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2005 was $0.8 million, unchanged from the same period of 2004.
Operating loss for the third quarter of 2005 was $0.4 million compared to a $0.2 million loss for the same period in 2004. Operating loss for the nine-month period ended September 30, 2005 was $0.8 million compared to $0.7 million for the same period of 2004.
“As part of a world-wide trend, this year we have been presented with a large number of opportunities for the Broadband & Internet division and we expect to be able to convert some of these into profitable business for the Company in 2006”, said Roberto Vivo, Chairman and CEO.
Liquidity
As of September 30, 2005, Claxson had cash and cash equivalents of $22.4 million and $68.3 million in principal and accrued but unpaid interest of financial debt. In addition, future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $13.0 million as of September 30, 2005, are recorded as debt.
For the nine-month period ended September 30, 2005, Claxson’s operating activities generated cash flows of $11.0 million compared to $3.3 million for the same period of 2004. The difference is primarily due to improved operating results. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures. In addition, during the nine-month period ended September 30, 2005, Claxson received $10.9 million, net of transaction expenses paid, from the sale of assets (primarily Chilevision). As part of the terms of the Chilevision sale, we retained approximately $5.9 million of Chilevision’s accounts receivable which are being collected as expected.
About Claxson
Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #
Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

Claxson Reports 2005 Third Quarter Results	Page 5
CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	September 30,	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,415	$7,270
Accounts receivable, net	22,097	23,018
Assets held for sale	417	25,701
Other current assets	7,208	8,698

Total current assets	52,137	64,687
PROPERTY AND EQUIPMENT, net	10,630	10,946
PROGRAMMING RIGHTS, net	4,520	4,028
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	2,310	3,407
INVESTMENTS IN EQUITY SECURITIES	—	54
GOODWILL	52,356	51,021
BROADCAST LICENSES, net	16,656	16,722
OTHER ASSETS	7,896	5,650

TOTAL ASSETS	$146,505	$156,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$25,241	24,444
Liabilities related to assets held for sale	—	14,927
Current portion of programming rights obligations	5,053	5,332
Current portion of long-term debt	14,613	8,172

Total current liabilities	44,907	52,875
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	66,721	77,680
Other long-term liabilities	2,507	2,795

Total long-term liabilities	69,228	80,475
MINORITY INTEREST	323	562
SHAREHOLDERS’ EQUITY	32,047	22,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,505	$156,515

Claxson Reports 2005 Third Quarter Results	Page 6
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
NET REVENUES:
Subscriber-based fees	$12,021	$10,261	$33,700	$29,700
Advertising	8,245	5,669	21,250	16,066
Production services	387	291	1,038	537
Other	705	335	2,236	841

Total net revenues	21,358	16,556	58,224	47,144

OPERATING EXPENSES:
Product, content and technology	7,746	6,481	21,644	18,693
Marketing and sales	3,816	3,118	10,537	8,570
Corporate and administration	3,725	3,594	11,475	10,843
Depreciation and amortization	1,124	1,131	3,050	3,476

Total operating expenses	16,411	14,324	46,706	41,582

OPERATING INCOME	4,947	2,232	11,518	5,562
INTEREST EXPENSE	(358)	(471)	(1,076)	(1,345)
OTHER (EXPENSE) INCOME, NET	(799)	298	(8)	240
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	(774)	(160)	321	(503)
NET (LOSS) INCOME FROM UNCONSOLIDATED AFFILIATES	(463)	116	(2,060)	992

INCOME BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	2,553	2,015	8,695	4,946
INCOME TAXES	(154)	(406)	(1,444)	(927)
MINORITY INTEREST	10	49	246	52

NET INCOME FROM CONTINUING OPERATIONS	2,409	1,658	7,497	4,071
DISCONTINUED OPERATIONS (Loss) income from operations of discontinued divisions — net	147	267	(2,311)	318

(LOSS) GAIN ON DISCONTINUED OPERATIONS	147	267	(2,311)	318

NET INCOME	$2,556	$1,925	$5,186	$4,389

NET INCOME PER COMMON SHARE:

Income from continuing operations
Basic	$0.12	$0.09	$0.37	$0.21

Diluted	$0.11	$0.08	$0.34	$0.20

(Loss) gain on discontinued operations
Basic and diluted	$0.01	$0.01	$(0.11)	$0.02

Diluted	$0.01	$0.01	$(0.11)	$0.02

NET INCOME PER SHARE:
Basic	$0.12	$0.10	$0.25	$0.23

Diluted	$0.12	$0.10	$0.24	$0.22

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,468	19,481	20,395	19,461

Diluted	21,941	19,860	21,896	19,891

Claxson Reports 2005 Third Quarter Results	Page 7
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,186	$4,389
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	3,245	3,992
Share-based compensation	43	52
Depreciation and amortization	3,495	4,476
Accrued and (uncollected) unpaid interest	(145)	546
Exchange rate loss	112	693
Net (gain) loss on disposal of assets	(156)	27
Loss (income) from unconsolidated affiliates	2,060	(989)
Minority interest	(246)	(52)
Changes in operating assets and liabilities	(2,602)	(9,874)

Net cash provided by operating activities	10,992	3,260

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,785)	(1,745)
Transaction costs paid	—	(1,438)
Distributions to minority owners of unconsolidated subsidiaries	—	(380)
Investment in (distributions from) unconsolidated affiliates	(22)	247
Redemption of deposit for the sale of subsidiary	(506)	—
Restricted cash released in guarantee of Chilean syndicated loan	—	907
Proceeds from sale of investments in subsidiaries and affiliates, net	10,939	625

Net cash provided by (used in) investing activities	8,626	(1,784)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	—	3,500
Net repayments of short/long-term debt	(5,631)	(5,695)
Proceeds from exercised stock options	114	55

Net cash (used in) financing activities	(5,517)	(2,140)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	1,044	158

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,145	(506)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,270	7,682

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,415	$7,176

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: November 22 , 2005	By:	/s/ Roberto Vivo-Chaneton

	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer